Exhibit 99.1

May 14, 2015

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our shareholders to attend the annual general meeting (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”). This year, the Meeting will be held as follows:

Date:	Wednesday, June 17, 2015
Time:	10:00 am (Eastern Daylight Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

At the Meeting, you will be asked to (i) receive the audited consolidated financial statements of DragonWave for the fiscal year ended February 28, 2015, together with the auditors’ report thereon, and (ii) consider and vote on: (a) the election of directors; (b) the appointment of the auditor of DragonWave; and (c) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular (the “Circular”) provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. During the Meeting, we will present an overview of the Corporation and the Corporation’s financial performance for the fiscal year ended February 28, 2015.

Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting, all as set out in the Circular.

We hope that you will be able to attend the Meeting in person as it will be an opportunity for us to speak with you about DragonWave and for you to meet some of the members of the Board of Directors and management. If you cannot attend the Meeting in person, we invite you to listen to the Meeting via telephone by dialing-in using one of the following numbers: (866) 393-0571 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. On the day of the Meeting, you may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm.

We have not prepared a formal annual report for the fiscal year ended February 28, 2015. The audited consolidated financial statements and MD&A for the fiscal year ended February 28, 2015 are available at http://investor.dragonwaveinc.com/annual-proxy.cfm.

We look forward to seeing you at the Meeting.

Claude Haw	Peter Allen
Chair, Board of Directors	Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599-9991 Fax (613) 599-4225 www.dragonwaveinc.com

DRAGONWAVE INC.

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2015 annual general meeting of shareholders (the “Meeting”) of DragonWave Inc. (“DragonWave” or the “Corporation”) will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Wednesday, June 17, 2015 at 10:00 a.m. (EDT), for the following purposes:

1.                                      to receive the annual audited consolidated financial statements of the Corporation as at and for the fiscal year ended February 28, 2015 and the auditors’ report thereon;

2.                                      to elect directors for the ensuing year;

3.                                      to reappoint EY LLP as the auditor of the Corporation for the ensuing year at remuneration to be fixed by the Board of Directors of the Corporation;

4.                                      to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on May 13, 2015 as the “record date” for determining the Corporation’s shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 15, 2015, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation’s registrar and transfer agent, unless otherwise determined by the Chair of the Meeting in the Chair’s sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Proxy Circular (the “Circular”). The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors

Claude Haw
Chair, Board of Directors of DragonWave Inc.
May 14, 2015

DragonWave Inc.

Management Proxy Circular

May 14, 2015

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. (“DragonWave”, “we”, “us”, “our” or the “Corporation”) for use at the annual general meeting of the shareholders of the Corporation (the “Meeting”) to be held on Wednesday, the 17th day of June, 2015 at the hour of 10:00 a.m. (EDT) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

All information in this Circular is presented as at May 14, 2015 unless otherwise indicated.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and the documents referred to in this Circular before making any decisions.

Q1.                            What am I voting on?

A1. You are being asked to vote on the following:

•                  the election of five (5) directors to the board of directors of DragonWave (the “Board” or “Board of Directors”) for the ensuing year; and

•                  the reappointment of EY LLP as DragonWave’s auditor for the ensuing year at remuneration to be fixed by the Board.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting. As of the date of this Circular, management is not aware of any such other matters.

In accordance with applicable law, the audited consolidated financial statements of the Corporation as at February 28, 2015 and the report of the auditor thereon will be presented to the Meeting, but will not be voted on at the Meeting.

Q2.                            Who are management’s director nominees?

A2. DragonWave’s management has nominated the following persons for election as directors: Claude Haw (Chair), Peter Allen, Cesar Cesaratto, Russell Frederick and Lori O’Neill.

For more information on management’s proposed nominees, see “Election of Directors” in this Circular.

Q3.                            How does DragonWave’s Board recommend that I vote?

A3. DragonWave’s directors unanimously recommend that you VOTE FOR all of management’s proposed director nominees and resolutions, as set out in this Circular.

Q4.                            Who is soliciting my proxy?

A4. Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

Q5.                            Where and when is the Meeting?

A5. The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Wednesday, June 17, 2015 at 10:00 a.m. (EDT).

You may listen to the Meeting via telephone by dialing-in using one of the following numbers: (866) 393-0571 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. You may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm. You will not be able to vote by dialing-in — for voting information see Q9 and Q10 below.

Q6.                            What is a quorum?

A6. The presence at the Meeting in person or by proxy of not less than two holders of at least twenty-five percent (25%) of the outstanding common shares in the capital of the Corporation (the “Common Shares”) will constitute a quorum. A quorum must be met in order to hold the Meeting and transact any business, including voting on proposals. Proxies marked as abstaining on any matter to be acted upon by shareholders and “broker non-votes”, as described below, will be treated as present for purposes of determining if a quorum is present at the Meeting.

Q7.                            What are broker non-votes?

A7. A broker non-vote occurs when a broker holding shares for a non-registered shareholder submits a proxy for the Meeting, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that particular matter and has not received voting instructions from the non-registered holder. Broker non-votes will be counted as shares present for the purpose of determining the presence of a quorum at the Meeting. We encourage you to provide instructions to your broker regarding the voting of your shares.

Q8.                            Who can vote at the Meeting?

A8. Each shareholder is entitled to one vote for each Common Share of DragonWave registered in his or her name as of 5:00 p.m. (EDT) on May 13, 2015, the record date of the Meeting (the “Record Date”) for the purpose of determining holders of Common Shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of May 13, 2015, 75,305,768 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

Q9.                            How do I vote if I am a REGISTERED shareholder?

A9. You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), to sign in and revoke any proxy previously submitted by you. Your participation in person in a vote at the Meeting will automatically revoke any proxy previously given.

To vote in person, you must be a registered shareholder. If your name appears on your share certificate, you are a registered shareholder. Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave Common Share held by them as of the Record Date.

To vote by proxy, you must vote (i) by telephone, (ii) on the Internet, (iii) by mail, or (iv) by appointing another person to go to the meeting and vote your Common Shares for you. If you vote by proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on June 15, 2015. The Board of Directors has fixed 10:00 a.m. (EDT) on June 15, 2015, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by telephone, call 1-866-732-8683 (toll free in Canada and the United States) or 312-588-4290 (International direct dial) from a touch-tone phone and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote on the Internet, go to the Transfer Agent’s website at www.investorvote.com and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

To appoint another person to go to the Meeting and vote your shares for you, this person does not have to be a shareholder. Strike out the names that are printed on the form of proxy delivered to you and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form and return it to the Transfer Agent as instructed. Make sure the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should speak to a representative of the Transfer Agent upon arriving at the Meeting.

Q10.                     How do I vote if I am a NON-REGISTERED shareholder?

A10. If you are a non-registered shareholder, you should receive a voting instruction form with this Circular. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a voting instruction form, which you must complete by using one of the methods outlined in that form. The voting instruction form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. Your voting instruction form may allow you to provide your voting instructions (i) by telephone, (ii) on the Internet, (iii) by facsimile or (iv) by mail.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the voting instruction form or the signed form of proxy. An intermediary’s signed form of proxy will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need assistance.

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q11.                     What does it mean to appoint a proxyholder?

A11. Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Claude Haw, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, or failing him, Russell Frederick, the Chief Financial Officer of the Corporation, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder’s behalf at the Meeting, either by inserting such other desired proxyholder’s name in the blank space provided on the proxy and deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Claude Haw, Peter Allen or Russell Frederick will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q12.                     How will my shares be voted if I give my proxy?

A12. On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR, WITHHOLD FROM VOTING or VOTE AGAINST, as applicable), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your Common Shares as follows:

☒	FOR the election as directors of the proposed nominees whose names are set out in this Circular.
☒	FOR the reappointment of EY LLP as the auditor of the Corporation at remuneration to be fixed by the Board.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE COMMON SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT’S DIRECTOR NOMINEES AND THE REAPPOINTMENT OF THE AUDITOR AS INDICATED IN THIS CIRCULAR.

Q13.                     How do I revoke a proxy?

A13. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the “CBCA”) by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave’s registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q14.                     Who can help answer my other questions?

A14. If you have any additional questions about the Meeting, including the procedures for voting your Common Shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your Common Shares, you may also call your broker for additional information.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Common Shares are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting. As of the date of this Circular there are 75,305,768 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended February 28, 2015, and the accompanying auditors’ report will be presented to the Meeting, in accordance with the provisions of the CBCA. Such financial statements and auditors’ report were mailed, together with management’s discussion and analysis for the year ended February 28, 2015, to shareholders who requested such financial statements, together with this Circular. In accordance with the provisions of the CBCA, the audited consolidated financial statements and the auditors’ report thereon will not be voted on at the Meeting.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is five. Each of the nominees listed below was elected as a director of the Corporation at the Corporation’s previous annual meeting of shareholders except for management nominee Russell Frederick, the Corporation’s Chief Financial Officer and Vice President, Finance. Mr. Robert Pons, who was elected as a director of the Corporation at the annual general and special meeting of shareholders held on June 20, 2014, resigned as a director on April 14, 2015 and will not be standing for re-election at the Meeting. Each nominee has established his or her eligibility and willingness to serve on DragonWave’s Board. The directors are to be elected in accordance with our majority voting policy (see “Statement of Corporate Governance Practices — Majority Voting for Directors”). Directors are elected to serve until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed. The names of the proposed nominees for election as directors, together with details of their backgrounds and experience, can be found below under “Information about DragonWave’s Director Nominees”.

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE FOR THE ELECTION OF EACH OF THE DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES IS UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Information about DragonWave’s Director Nominees

The articles of the Corporation (the “Articles”) provide that the Board shall consist of not less than one (1) and not more than ten (10) directors. Notwithstanding the Articles, the CBCA requires the Corporation to have a minimum of three directors. The number of directors within the range prescribed by the Articles and the CBCA is determined, in accordance with the Corporation’s by-laws and organizational resolutions, by a resolution of the Board. In accordance with the Articles and the CBCA, assuming there are five directors elected at the Meeting, the Board may, without shareholder approval, appoint one additional director to hold office until the next annual meeting of shareholders.

The following tables set out, among other things, the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in the Corporation, the year first elected a director of the Corporation (if applicable), the number of Common Shares and options to purchase Common Shares and restricted share units beneficially owned, or controlled or directed, directly or indirectly, by such person as of May 14, 2015, biographical information of each nominee, any Board committee memberships of each nominee, a record for attendance of Board and committee meetings for the fiscal year ended February 28, 2015, and information regarding directorships on other public company boards of directors. For additional information see also “Compensation of Directors”.

All dollars figures are represented below in US dollars (“USD”). For payments or income earned in foreign currencies, the rates used to translate are the average rate for the 2015 fiscal year: Canadian dollars to USD is 0.8929 (1.1199); Great Britain pounds sterling (“GBP”) to USD is 1.6319 (0.6128).

Claude Haw (Chair), Ottawa, Ontario, Canada Common Shares: 10,000 Options: 60,654 Restricted Share Units: 20,000 Board details: • Director since 2003 • Independent

Claude Haw is President of Venture Coaches, a private consulting and investment company, which he founded in 2000. From 2009 to 2011 he was President and Chief Executive Officer of the Ottawa Centre for Regional Innovation (OCRI), Ottawa’s leading economic development organization. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to founding Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation (“Newbridge”), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a Bachelor of Electrical Engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course. He has completed the ICD Director Education Program and attained the ICD.D designation in 2012. Mr. Haw was also recognized for his contribution to Canadian innovation with the Queen Elizabeth II Diamond Jubilee Medal in 2012.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation
Board (Chair)	13/13	26/26	100%	Year Ended	Amount
Audit Committee	4/4			February 28, 2015	$138,065
Compensation Committee	4/4
Nominating and Governance Committee (Chair)	1/1
Strategy Committee (Chair)	4/4

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks
Edgewater Wireless Systems Inc.	2012 - Present	Audit Committee	Nil

Peter Allen, Ottawa, Ontario, Canada President and CEO, DragonWave Common Shares: 458,662 Options: 468,000 Board details: • Director since 2004 • Not Independent (President and CEO of DragonWave)

Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc., a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited (“Nortel”), holding leadership responsibility for Nortel’s optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor Company and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)
Board	13/13	13/13	100%	Year Ended	Amount
				February 28, 2015	$473,407

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks
Nil	—	—	—

(1)         Includes executive compensation. Mr. Allen is not separately compensated for acting as a director. See “Summary Compensation Table” for further details with respect to Mr. Allen’s compensation.

Cesar Cesaratto, Gatineau, Quebec, Canada Common Shares: 20,000 Options: 33,794 Restricted Share Units: 20,000 Board details: • Director since June 12, 2012 • Independent

Mr. Cesaratto has more than 40 years of experience in the technology industry. Mr. Cesaratto joined Nortel Networks Corporation, a communications equipment manufacturing company, in 1970 and assumed increasingly senior management roles during his 31 year career with Nortel, culminating in the role of President, Wireless Solutions for Europe, Middle East and Africa. Mr. Cesaratto retired from Nortel in 2001 and has continued to be active in the technology sector. He is currently a member of an angel investment group dedicated to the development of technology start-up companies in the Ottawa area. He was a director of Tundra Semiconductor (2007 to 2009) and Breconridge Manufacturing Solutions (2007 to 2010) and is currently Chairman of the board of directors of Applied Micro Circuits Corporation and serves on the Board of two private start-up companies. Mr. Cesaratto holds a Bachelor of Engineering in Electrical Engineering from McGill University.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation
Board	13/13	22/22	100%	Year Ended	Amount
Compensation Committee (Chair)	4/4			February 28, 2015	$97,550
Nominating and Governance Committee	1/1
Strategy Committee	4/4

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks
Applied Micro Circuits Corporation	April 2002 - Present	Chairman of the Board, Chairman of Compensation Committee, member of Governance and Nominating Committee	Nil

Russell Frederick

Ottawa, Ontario, Canada

Chief Financial Officer and Vice President, Finance of DragonWave

Common Shares: 107,502

Options: 325,000

Board details:

•    If elected, Mr. Frederick will become a director effective June 17, 2015

•    Not Independent

Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. (“Wavesat”), between 2000 and 2003. From 2007 to June 2014, Mr. Frederick was a member of the Board of Directors of DragonWave. Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. (“PRIOR”), from 1994 to 2000, where he played a key role in the management buy-out and subsequent sale of the company. Prior to his time with PRIOR, Russell was employed with Digital Equipment Ltd. of Canada in various financial roles. Russell holds a Master of Business Administration in finance, as well as a Bachelor of Science from McMaster University in Hamilton, Ontario, Canada.

Board/Committee Membership(1)	Attendance(1)	Attendance (Total) (1)		Total Compensation(2)
Board	4/4	4/4	100%	Year Ended February 28, 2015	Amount $309,494

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks
DragonWave Inc.	2007 - 2014	—	—

(1)         During the fiscal year ended February 28, 2015, Mr. Frederick was a director of the Corporation from March 1, 2014 to June 20, 2014.

(2)         Includes executive compensation for the full fiscal year ended February 28, 2015.  Mr. Frederick was not separately compensated for acting as a director for the period from March 1, 2014 to June 20, 2014. See “Summary Compensation Table” for further details with respect to Mr.  Frederick’s compensation.

Lori O’Neill Ottawa, Ontario, Canada Common Shares: Nil Options: 20,294 Restricted Share Units: 20,000 Board details: • Director since June 13, 2013 • Independent

Lori O’Neill is a Chartered Professional Accountant and Certified Public Accountant (Illinois) and currently provides consulting services to growth companies. She retired from partnership in a global professional services firm in 2012 after over 24 years serving growth companies from startups to multinationals, supporting complex transactions, private and public equity offerings, mergers and acquisitions in Canada and the U.S. Ms. O’Neill serves as a board member and chair of the Audit and Risk Management Committee of the Ontario Lottery and Gaming Corporation, board member and chair of the Audit Committee of Defence Construction Canada, member of the board of directors of Hydro Ottawa, the University of Ottawa Heart Institute, Startup Canada, Face-2-Face, the board of governors of Ashbury College, the finance committee of the Stem Cell Network and an advisory board for the Dean of the Sprott School of Business. Ms. O’Neill graduated from Carleton University with a Bachelor of Commerce Highest Honours in 1988, achieved her CA designation in 1990, her CPA designation in 2003, was recognized as “Top Forty under Forty” in 1999 by the Ottawa Business Journal, and completed the ICD Director Education Program attaining the ICD.D designation in 2012.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation
Board	13/13	18/18	100%	Year Ended	Amount
Audit Committee (Chair)	4/4			February 28, 2015	$84,157
Nominating and Governance Committee	1/1

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks
Nil	—	—	—

Cease Trade Orders and Bankruptcies

Cesar Cesaratto, was a director of Metconnex Canada Inc. and Metconnex US Inc. (collectively, “Metconnex”) from 2005 to 2006. The names of Metconnex Canada Inc. and Metconnex US Inc. were subsequently changed to 4061101 Canada Inc. (“406”) and 422875 Delaware Corp., respectively. On September 28, 2006, 406 filed a Notice of Intention to Make a Proposal naming Doyle Salewski Inc. as Trustee. On October 11, 2006, Doyle Salewski Inc. was appointed Interim Receiver of 406 pursuant to an Order of the Superior Court of Justice (Ontario). The assets of 406 were realized upon by the Interim Receiver and excess funds after payment to all secured creditors were paid to the proposal Trustee to fulfill the terms of the proposal filed by 406 on March 27, 2007.

None of the proposed nominees for director or the officers of the Corporation have been subject to a corporate cease trade or similar order.

Director Independence

The following table summarizes the independence status under National Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines, and NASDAQ rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), as determined by the Board, of the nominees for the Corporation’s Board and provides further details regarding those nominees who are deemed “not independent”.

Name of Director	Independent	Not Independent	Reasons Not Independent
Claude Haw (Chair)	X
Peter Allen		X	President and Chief Executive Officer of the Corporation
Cesar Cesaratto	X
Russell Frederick		X	Chief Financial Officer and Vice President, Finance of the Corporation
Lori O’Neill	X

Other Information Regarding Director Nominees

See the sections titled “Compensation of Directors” and “Statement of Corporate Governance Practices” below for further information regarding the Board.

REAPPOINTMENT OF INDEPENDENT AUDITOR

On the recommendation of the Audit Committee, management proposes to present a resolution to appoint EY LLP, Chartered Accountants, as the auditor of the Corporation for the fiscal year ending February 28, 2016, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the Board. EY LLP was first appointed as auditor of the Corporation in 2000.

Directors’ Recommendation

The Board of Directors recommends a vote FOR the appointment of EY LLP as DragonWave’s auditor for the ensuing year at remuneration to be fixed by the Board.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE REAPPOINTMENT OF EY LLP AS THE AUDITOR OF THE CORPORATION. IN ORDER TO BE EFFECTIVE, THE RESOLUTION APPOINTING THE AUDITOR MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

COMPENSATION OF DIRECTORS

General Compensation Principles for Directors

Compensation for directors of the Corporation is determined by the full Board, based on recommendations from the Compensation Committee of the Board. In determining appropriate compensation for directors, the Board and the Compensation Committee consider risks and responsibilities assumed by the directors as well as prevailing market conditions and practices. The Compensation Committee takes a broad approach to assessing comparative market references and applies its business judgment in making compensation decisions. The Board and the Compensation Committee also take into account factors such as the director’s committee membership(s), the time commitment associated with acting in this capacity, and the director’s background experience and skill set. Accordingly, compensation may vary by director.

Compensation Review

The charter for the Compensation Committee of the Board provides that the Compensation Committee shall periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board. The independent review of the compensation of the Board that would normally have taken place in early 2013 was deferred to the first half of fiscal year 2015 as the Corporation was undertaking a number of measures to control expenses, and the Board did not feel that adding costs for external compensation review was the best use of funds in the near term.

In May 2014, the Compensation Committee conducted an internal review of management and director compensation, and based on that review, recommended the following:

1.                                      the adoption of the Share Based Compensation Plan to provide for, among other equity incentives to employees and other eligible participants, the possibility for the issuance of restricted share units (“RSUs”) to non-employee directors in lieu of a portion of cash compensation (which was approved by shareholders at the annual and special meeting of shareholders held on June 20, 2014); and

2.                                      a further review of Management and Board compensation to be completed during the first half of the fiscal year ending February 28, 2015.

During the first half of fiscal year 2015 the Compensation Committee asked management to assemble and present benchmark type data and analysis to the Compensation Committee for review. While an independent consultant was not used for this purpose, the scope and type of data collected and analyzed was similar to what previous external benchmarking reviews had included. The compensation for executives and directors was benchmarked against fourteen other relevant companies.  The conclusions reached by the Compensation Committee for both executives and directors were that compensation had fallen significantly below market levels. See “Information on Executive Compensation - Fiscal 2015 Compensation Review”.

Previously, the Compensation Committee assessed the Corporation’s director compensation policy in February 2010, when the Compensation Committee reviewed the policy with a view to aligning overall directors’ compensation with prevailing market conditions. To assist in this review, the Corporation retained Towers Watson & Co. (“Towers Watson”) in April, 2010 to make recommendations and perform a compensation benchmarking study (the “Towers Watson Report”). As a result of the Compensation Committee’s review in 2010 of director compensation, and after taking account of the Towers Watson Report and other factors, the Board concluded to re-align directors’ cash compensation for the fiscal year ended February 28, 2011 such that the directors receive a retainer and additional amounts depending on their committee roles and participation and number of meetings attended.

Following the review in 2010, each element of the cash compensation was targeted at the 50th percentile of the benchmark companies. Following the review in the first half of fiscal year 2015, the Board confirmed that each element of cash compensation should be targeted at the 50th percentile of the benchmark companies identified in the 2015 review, and in keeping with its charter, the Compensation Committee reviewed the compensation of the Board. Based on that review, the Compensation Committee recommended that several changes be made to Board compensation to reflect market norms and to move toward the 50th percentile level of compensation of these benchmark companies.  As such, the annual retainers for participation on the Board of Directors and the various committees were updated as follows:

Chair of the Board	CAD$	75,000

Board member	CAD$	30,000

Chair of Audit Committee	CAD$	12,000

Chair of the Compensation Committee	CAD$	10,000

Chair of the Nominating & Governance Committee	CAD$	8,000

Each member of the Audit Committee, Compensation Committee, and Nominating & Governance Committee, other than the Chair of the applicable committee, is to receive CAD$5,000 per committee per annum.  The annual fees include participation in up to twelve meetings of the Board and four meetings for each committee.  If the number of meetings attended by a director exceeds this number of meetings, the director receives additional compensation at the rate of CAD$1,000 per meeting.

In addition, the compensation policy with respect to share based compensation was updated such that each director is to receive share based compensation equivalent to a Black Scholes amount of CAD$50,000 per annum.  This amount could be a combination of RSUs and stock options at the discretion of the Compensation Committee and the Board.

On May 8, 2013, the Board, on the recommendation of the Compensation Committee, approved a new policy with respect to options to purchase Common Shares granted to independent directors which provides that, as of May 8, 2013, the vesting provisions of new grants of options to independent directors will provide for full vesting of such options in connection with a change of control of the Corporation. The Board believes that this vesting policy is in keeping with industry standards and is required in order to attract and retain high quality candidates for the Board. No change of control of the Corporation is currently contemplated.

As provided in the Compensation Committee’s charter, the Compensation Committee will conduct further periodic reviews of director compensation in the future and may recommend further adjustments based on then-prevailing market conditions, succession planning, the scope of a director’s duties, and other relevant factors.

In the fiscal years ended February 29, 2012 through February 28, 2015, no fees were paid to any consultant or advisors for services related to compensation matters.

DragonWave has not, since the completion of its fiscal year ended February 28, 2015, retained any consultant or advisor to assist the Board or the Compensation Committee in determining compensation for any of its directors or executive officers.

Director Compensation Table for Fiscal Year Ended February 28, 2015

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen and Russell Frederick (who was a director of the Corporation until June 20, 2014) who were not separately compensated for their service as director and whose compensation is reflected in the “Summary Compensation Table” under “Information on Executive Compensation” below) for the fiscal year ended February 28, 2015.

Name of Director	Fees Earned(1)	Option Based Awards(2)	Share Based Awards(3)	All other compensation	Total compensation
Claude Haw (Chair)	$91,745	$6,270	$40,050	Nil	$138,065
Cesar Cesaratto	$51,230	$6,270	$40,050	Nil	$97,550
Lori O’Neill	$37,837	$6,270	$40,050	Nil	$84,157
Robert Pons (4)(5)	$34,000	$6,270	$40,050	Nil	$80,320
Jean-Paul Cossart(5)(6)	$17,500	Nil	Nil	Nil	$17,500

(1)                                 All compensation, with the exception of Mr. Pons and Mr. Cossart, was paid in CAD dollars.

(2)                                 Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(3)                                 Represents the value of RSUs based on the fair market value of the common shares on the date of grant of CAD$2.15 per common share, and an exchange rate of CAD to USD of 0.9314.

(4)                                 Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting. His RSUs were terminated effective April 14, 2015 in connection with his resignation.

(5)                                 Mr. Pons’s and Mr. Cossart’s compensation was paid in US dollars.

(6)                                 Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders held on June 20, 2014.

Outstanding Option-Based Awards for Directors as at February 28, 2015

The following table sets forth all unexercised options outstanding as of February 28, 2015 for each director of the Corporation (other than Peter Allen and Russell Frederick (who was a director of the Corporation until June 20, 2014) whose unexercised options are reflected in the table titled “Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2015” under “Information on Executive Compensation” below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2015 (US$)(1)(2)
Claude Haw (Chair)	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.24	May 8, 2018
	13,500	$2.94	July 11, 2017
	14,860	$6.04	June 15, 2015
	12,000	$6.77	May 11, 2016
Cesar Cesaratto	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.24	May 8, 2018
	13,500	$2.94	July 11, 2017
Lori O’Neill	5,794	$2.15	July 18, 2019	Nil
	14,500	$2.80	June 13, 2018
Robert Pons(3)(4)	7,250	$1.68	May 14, 2015	Nil
	5,794	$2.15	May 14, 2015
Jean-Paul Cossart(5)	3,927	$2.24	May 8, 2018	Nil
	6,466	$2.94	July 11, 2017
	10,860	$6.04	June 15, 2015
	9,250	$6.77	May 11, 2016

(1)                                 The closing market price of the Common Shares on the Toronto Stock Exchange (the “TSX”) on February 28, 2015 was CAD$1.11 per Common Share.

(2)                                 Foreign currency is translated at the closing rate for the 2015 fiscal year. CAD to USD is 0.7995 (1.2508).

(3)                                 Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting.

(4)                                 Subsequent to February 28, 2015, Mr. Pons resigned from the Board, and his options expired on May 14, 2015.

(5)                                 Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders.

Outstanding Share-Based Awards for Directors as at February 28, 2015

The following table sets forth all unexercised restricted shares units (“RSUs”) outstanding as of February 28, 2015 for each director of the Corporation.

Name of Director	Number of RSUs that have not vested	Market Value of RSUs that have not vested (CAD$)(2)	Market Value of vested RSUs not distributed
Claude Haw (Chair)	20,000	$22,220	Nil
Cesar Cesaratto	20,000	$22,220	Nil
Lori O’Neill	20,000	$22,220	Nil
Robert Pons(1)	20,000	$22,220	Nil
Jean-Paul Cossart(3)	Nil	Not applicable	Not applicable

(1)                                 Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting. His RSUs were terminated effective April 14, 2015 in connection with his resignation.

(2)                                 The market value of the RSUs is based on a closing price for the common shares on the TSX on February 27, 2015 of CAD$1.11.

(3)                                 Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders held on June 20, 2014.

Incentive Plan Awards — Value Vested by Directors During the Fiscal Year ended February 28, 2015

The following table sets forth the value vested by each director of the Corporation (other than Peter Allen and Russell Frederick (who was a director of the Corporation until June 20, 2014) whose value vested option-based awards are reflected in the table titled “Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2015” under “Information on Executive Compensation” below) during the year ended February 28, 2015.

Name of Director	Option-based awards — Value vested during the year ended February 28, 2015 (US$)(1)(2)	Share-based Awards (RSUs) —Value vested during the year ended February 28, 2015 (US$)
Claude Haw (Chair)	$43	Nil
Cesar Cesaratto	$43	Nil
Lori O’Neill	Nil	Nil
Robert Pons(3)	Nil	Nil
Jean-Paul Cossart(4)	Nil	Nil

(1)                                 Represents the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award plan multiplied by the amount of options vesting.

(2)                                 Foreign currency is translated at the average rate for the 2015 fiscal year. CAD to USD is 0.8929 (1.1199).

(3)                                 Mr. Pons was a director until his resignation effective April 14, 2015 and he will not stand for re-election at the Meeting.

(4)                                 Mr. Cossart was a director until June 20, 2014 as he did not stand for re-election at the annual general and special meeting of shareholders held on June 20, 2014.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Corporation’s by-laws provide for the indemnification by the Corporation of the Corporation’s directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The Corporation has also entered into contractual indemnities in favour of each of its directors, and certain of the directors of its principal subsidiaries, that provide, to the full extent allowed by law, that the Corporation shall indemnify and save harmless each director, his estate, executors, administrators, legal representatives and lawful heirs, from and against any and all costs, charges or expenses (including, but not limited to, an amount paid to settle any action or to satisfy any judgment, legal fees on a solicitor and client basis, other professional fees, out-of-pocket expenses for attending proceedings including discoveries, trials, hearings and meetings, and any amount for which he is liable by reason of any statutory provision whether civil, criminal or otherwise (“indemnifiable costs”)), suffered or incurred by the director or such other indemnified parties, directly or indirectly, as a result of or by reason of the director: (i) being or having been a director or officer of the Corporation or an affiliate of the Corporation or by reason of any action taken by the director in his capacity as a director or officer of the Corporation or an affiliate of the Corporation; (ii) being or having been a member of a committee of the board of directors of the Corporation or an affiliate of the Corporation; or (iii) acting as a member of the administrator pursuant to the Share Based Compensation Plan, subject to certain conditions being satisfied including that the director: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or the best interests of the Corporation’s affiliate, as the case may be; and (b) in the case of a criminal or administrative action, proceeding, investigation, inquiry or hearing that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The indemnities also provide that indemnifiable costs will be paid by the Corporation immediately, with the agreement that, in the event it is ultimately determined that the indemnified party was not entitled to be so indemnified, such amounts shall be refunded to the Corporation.

The Corporation has purchased insurance referred to in subsection 124(6) of the CBCA for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities. The directors’ and officers’ insurance coverage is contained in policies issued on June 1, 2014 to May 31, 2015. The policies carry a combined annual limit of $40 million with a deductible ranging between nil to $250,000 for each claim. The effective annual premium of $373,680 has been paid by the Corporation. The Corporation expects to renew its directors’ and officers’ insurance policy on June 1, 2015 on substantially similar terms.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation, or any associate of any such person, was indebted to the Corporation or its subsidiaries at any time during the fiscal year ended February 28, 2015 and/or as at the date of this Circular.

INFORMATION ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee assists in carrying out the Board’s oversight responsibility for the Corporation’s human resources and compensation policies and processes, including executive compensation. The current members of the Compensation Committee are Cesar Cesaratto (Chair) and Claude Haw. Prior to his resignation effective April 14, 2015, Robert Pons was a member of the Compensation Committee and prior to June 20, 2014, Mr. Cossart was a member of the Compensation Committee. Following the Meeting, the Board will consider an appropriate member of the Board to join the Compensation Committee. The responsibilities of DragonWave’s Compensation Committee are discussed in detail in the Compensation Committee’s charter, which is available on the Corporation’s website at www.dragonwaveinc.com or may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. As set forth in its Charter, the Compensation Committee’s responsibilities include:

•                  annually assessing and making a recommendation to the Board on the competitiveness and appropriateness of the total compensation package for the Chief Executive Officer and the Corporation’s executive officers, including the “Named Executive Officers”, being the Corporation’s President and Chief Executive Officer (Peter Allen), the Corporation’s Vice President, Finance and Chief Financial Officer (Russell Frederick) and the three other most highly compensated executive officers of the Corporation and its subsidiaries that earned total annual compensation during the year ended February 28, 2015 that exceeded $150,000 (Barry Dahan, Erik Boch and Dave Farrar);

•                  annually reviewing the performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria, and recommending to the Board the amount of regular and incentive compensation to be paid to the Chief Executive Officer;

•                  annually reviewing and making a recommendation to the Board regarding the Chief Executive Officer’s performance evaluations of the other Named Executive Officers and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Named Executive Officers;

•                  annually considering the implications of the risks associated with the compensation policies and practices of the Corporation; and

•                  reviewing and making recommendations to the Board regarding any employment contracts or arrangements with any Named Executive Officers, including any retiring allowance arrangements or similar arrangements to take effect in the event of a termination of employment.

As noted above under “Compensation of Directors”, during the first half of the fiscal year ending February 28, 2015, the Compensation Committee undertook a comprehensive review of the competitiveness and appropriateness of the total compensation packages for the Corporation’s Named Executive Officers. Following such review, the Compensation Committee made recommendation to the Board with respect to the compensation packages for the Named Executive Officers. See below under “Fiscal 2015 Compensation Review”.

Objectives of Compensation Program

The purpose of the Corporation’s compensation program is to attract and retain highly competent executives in a competitive marketplace. The program is intended to provide the Named Executive Officers with compensation that is industry competitive, internally equitable and commensurate with their skills, knowledge, experience and responsibilities. The primary objective of the program, however, is to firmly align total executive compensation with the attainment of the Corporation’s performance goals.

Elements of Compensation

The key components of compensation for executives of DragonWave, including the Named Executive Officers, are base salary, short-term incentives in the form of bonuses and long-term incentives in the form of stock options and share based awards and the ability to participate in DragonWave’s Employee Share Purchase Plan (the “ESPP”), as further described in the table below. Benefits are the remaining compensation component and comprise a small portion of total annual compensation.

Element	Form	Period	Program Objectives
Base Salary	Cash	Annual	• Reflect executives’ scope of responsibility, capability, knowledge, experience, performance and maturity in role
Variable Compensation Short-term Incentive	Cash and/or share based compensation	Annual	• Reward executive for achievement of annual corporate performance goals
Long-term Incentive	Stock Options and Share Based Awards ESPP participation	4 year vesting Performance based vesting N/A	• Align interests of executives and shareholders • Motivate and reward executives for creating increased shareholder value • Attract and retain key talent
Benefits	Group health, dental, long-term disability and life insurance benefits	N/A	• Provide competitive benefit programs that protect the health and well-being of executives

In establishing the overall award level each year, the Compensation Committee considers each compensation element separately, and in combination, to determine the appropriate level of total compensation for the year. In reaching this determination, the Compensation Committee considers a broad range of both objective and subjective measures for each compensation element, and also takes into account peer group comparables when determined incentive compensation. The Corporation’s approach has been to have a portion of total cash compensation at risk such that the appropriate incentive is in place for the executives to achieve, and over-achieve, the growth and profitability objectives in the program.

Fiscal 2011 Compensation Review

In light of the rapid revenue growth that the Corporation experienced during the fiscal year ended February 28, 2010 and the listing of the Corporation’s Common Shares on NASDAQ in October 2009, the Compensation Committee determined that it was advisable to retain an external compensation consultant to review executive compensation for selected executive positions, including the positions held by the Named Executive Officers, as well as the compensation of the Board and its committees. Towers Watson was retained to perform the review and prepare the Towers Watson Report, which was completed early in the 2011 fiscal year. Towers Watson received $56,978 in compensation for its work.

The Towers Watson Report included an assessment of the competitive positioning of the Corporation’s compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Acme Packet Inc., Blue Coat Systems Inc., Bridgewater Systems Corp., COM DEV International Ltd., DALSA Corp., Harris Stratex Networks (now known as Aviat Networks Inc.), International Datacasting Corporation, March Networks Corporation, Redknee Solutions Inc., Redline Communications Group Inc., Riverbed Technology Inc., RuggedCom Inc., Sandvine Corporation, Vecima Networks Inc. and Zarlink Semiconductor Inc. Based on the Towers Watson Report, the Compensation Committee concluded that in certain respects the compensation of the Named Executive Officers did not reflect market comparables. In particular, Towers Watson found that the base salaries for the Named Executive Officers were below the 50th percentile. After reviewing the Towers Watson Report, the Compensation Committee determined that a better balance between base salary and bonus compensation would be appropriate. As a result, for fiscal 2011, the Board approved increases to the base salaries for the Named Executive Officers to CAD$375,000 for Mr. Allen, CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch, and CAD$250,000 for Mr. Farrar. These new base salaries, when combined with the bonus opportunity, were intended to fall at approximately the 50th percentile level compared to the Corporation’s peer group.

Fiscal 2015 Compensation Review

During the first half of fiscal year 2015 the Compensation Committee asked management to assemble and present benchmark type data and analysis to the Compensation Committee for review. While an independent consultant was not used for this purpose, the scope and type of data collected and analyzed was similar to what previous external benchmarking reviews had included. The compensation for executives and directors was benchmarked against fourteen other relevant companies. The relevant companies were identified as: Nordion (Canada) Inc., Aviat Networks Inc., COM Dev International Ltd., Mitel Networks Corporation, Sandvine Corporation, Sierra Wireless, Inc., Redknee Solutions Inc., Redline Communications Group Inc., Vecima Networks Inc., ADTRAN, Inc., Anaren, Inc., Calix, Inc., Riverbed Technology Inc., and ShoreTel, Inc. The conclusions reached by the Compensation Committee for both executives and directors were that compensation had fallen significantly below market levels.

In July 2014, adjustments to management compensation were approved by the Board of Directors based on the recommendation of the Compensation Committee.  As a result, effective July 10, 2014, the Board approved increases to the annual base salaries for the Named Executive Officers to CAD$426,000 for Mr. Allen, CAD$264,000 for Mr. Frederick, CAD$264,000 for Mr. Boch, and CAD$264,000 for Mr. Farrar. These new base salaries were determined based on the estimated mid-point between the prior base salary and 50th percentile of the peer group of companies.  As a result, the new base salaries are still below market norms, as the Board of Directors determined that this was appropriate in light of the cash consumption constraints currently faced by the Corporation.  In the case of Mr. Allen, the payment of his incremental salary was not processed until after the end of fiscal 2015.  The annual base salary for Mr. Dahan did not change from the previous year, and remains at GBP$160,000.

Further detail regarding each element of compensation is set forth below.

Base Salary

As noted above, the Compensation Committee evaluates the performance of the Corporation’s Chief Executive Officer, and recommends to the Board the Chief Executive Officer’s compensation package including base salary, in light of that evaluation. The Chief Executive Officer’s base salary is determined pursuant to the terms of an employment agreement, with annual increases at the discretion of the Board. The Compensation Committee considers the following factors in evaluating the Chief Executive Officer’s performance:

•                  the degree to which he has displayed leadership for the senior management team and the organization as a whole;

•                  strategic planning and the execution of the Corporation’s strategic plans;

•                  the Corporation’s financial results; and

•                  communications and relations with shareholders, the Board, senior management and employees.

The Corporation’s budget for funding base salary increases is also considered. For the fiscal year ended February 28, 2015, based on the recommendations of the Compensation Committee, Mr. Allen’s base salary was increased from CAD$375,000 to CAD$426,000 effective as at July 10, 2014.

The base salary of each executive officer is determined by the terms of their respective employment agreement, with annual increases at the discretion of the Board. Base salaries of Named Executive Officers other than the Chief Executive Officer are reviewed by the Compensation Committee after consultation with, and upon the recommendation of, the Chief Executive Officer for approval by the Board. After evaluating each executive officer’s performance over the year in light of (i) the Corporation’s overall financial performance, (ii) the individual’s performance during the year and contributions to the Corporation, and (iii) other relevant factors (for example, market conditions), the Chief Executive Officer may deem it appropriate to recommend executive officer base salary adjustments to the Compensation Committee. The Compensation Committee exercises judgment in weighing these and other factors and recommending base salary levels for the executive officers. As noted above, for the fiscal year ended February 28, 2015, based on the recommendations of the Compensation Committee, the Board approved increases to the annual base salaries for the non-CEO Named Executive Officers, with the exception of Mr. Dahan, whose annual base salary did not change from the previous year.

Variable Compensation (Short Term) — Annual Cash Bonuses

The second element of the Corporation’s compensation program is an annual cash bonus. Under their employment agreements, all of the Corporation’s executive officers are entitled to receive an annual cash bonus based on corporate performance. In a typical fiscal year, the amounts of bonuses are based on achievement of corporate performance goals (such as annual revenue and income) relative to the Board’s approved plan for each of those measures for the fiscal year (the “Plan”). The Compensation Committee is responsible for recommending to the Board the annual cash bonus payable to the Chief Executive Officer. Employment agreements with the Named Executive Officers set out the parameters for the amount of such bonuses with the Chief Executive Officer being entitled to an on-Plan performance bonus equal to 75% of his annual base salary and each of the Corporation’s other Named Executive Officers being entitled to an on-Plan bonus equal to 50% of his annual base salary. If actual performance exceeds the Plan, the bonus is proportionately increased, with accelerators for exceptional above-Plan performance. Similarly, if actual performance is below Plan, the bonus is proportionately decreased, and at certain levels below Plan the bonus opportunity goes to zero. The Board believes these bonuses play a key role in enabling the Corporation to attract, retain and motivate executive officers.

The Compensation Committee set corporate performance objectives for fiscal year 2015. The actual financial performance of the Corporation in the fiscal year was not consistent with the Plan objectives, and accordingly, no regular bonuses were awarded for fiscal year 2015.

Variable Compensation (Long Term) — Equity Compensation

The third element of the Corporation’s compensation program is equity compensation. Equity compensation is intended to more closely align annual incentive compensation, as well as total compensation, with the financial interests of shareholders. The equity compensation component of the Corporation’s compensation program is based upon: (1) awards of stock options or other share based awards under the Corporation’s Share Based Compensation Plan and (2) the ability to participate in the Corporation’s ESPP.

Share Based Compensation

The Corporation’s Compensation Committee administers the Share Based Compensation Plan. The purpose of the Share Based Compensation Plan is to advance the interests of the Corporation by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation’s shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with additional incentive in their efforts on behalf of the Corporation. The Board also contemplates that through the Share Based Compensation Plan, the Corporation will be better able to compete for and retain the services of the individuals needed for the continued growth and success of the Corporation.

In determining whether to grant options or other share based awards and how many awards to grant to eligible persons under the Share Based Compensation Plan, consideration is given to each individual’s past performance and contribution to the Corporation as well as that individual’s expected ability to contribute to the Corporation in the future. Prior grants of awards are taken into account when determining whether to grant share based awards to an executive officer of the Corporation.

Employee Share Purchase Plan (ESPP)

The Corporation’s ESPP was implemented in the 2008 fiscal year following the approval of shareholders obtained at the Corporation’s annual general and special meeting held on July 17, 2008. The purpose of the ESPP is to give employees of the Corporation access to an equity participation vehicle, in addition to the Share Based Compensation Plan, through the purchase of Common Shares by payroll deduction and the issuance of matching shares. The ESPP is intended to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased sales, reduction of costs and increased efficiency.

In the fiscal year ended February 28, 2015, and as of May 14, 2015, two of the Named Executive Officers participated in the ESPP.

Benefits

No material additional benefits or perquisites are currently provided to members of management that are not available to employees of the Corporation generally. Benefits which are generally extended to all employees include health, long-term disability, dental and group life insurance.

The Board retains the discretion to make further adjustments to the base salaries and other compensation of the Named Executive Officers as market conditions and other circumstances warrant.

Managing Compensation-Related Risk

During the fiscal year ended February 28, 2015, the Compensation Committee, in keeping with its charter considered the implications of the risks associated with the Corporation’s compensation policies and practices. For the fiscal year ended February 28, 2015, the Compensation Committee did not identify any risks arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

In connection with managing any compensation-related risk, the Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. As discussed above, the Compensation Committee reviews, among other things, the compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference the financial performance of the Corporation. The Board as a whole also addresses risk related to compensation policies in the context of compensation mechanisms that are linked to the achievement of certain goals or projects. The Board is involved in the supervision of the key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control the risks that may be taken by the Corporation’s management and ensures that those risks remain appropriate and that members of the management do not expose the Corporation to excessive risks.

Related to managing the risks associated with compensation policies and practices, on May 2, 2012, the Board amended the Corporation’s Insider Trading Policy to specifically prohibit directors and officers from purchasing financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

The Board believes that the following practices discourage or mitigate excessive risk-taking:

•                  Incentive awards are based on multiple metrics, including both relative and absolute metrics;

•                  There is an appropriate compensation mix, including fixed and performance based compensation with short and longer term performance conditions and multiple forms of compensation;

•                  The Compensation Committee has discretion in assessing a portion of the annual incentive performance; and

•                  Messrs.  Haw and Cesaratto are on both currently on the Compensation and Audit Committees which assists the Compensation Committee in having a comprehensive understanding of the Corporation’s financial-related risks.

Purchase of Financial Instruments

As noted above, the Insider Trading Policy contains provisions such that Named Executive Officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a Named Executive Officer or director.

Performance Graph

The following graph compares the cumulative shareholder return of the Common Shares to the cumulative returns of the S&P/TSX Composite Index and the NASDAQ Composite Index for the period commencing on March 1, 2010 and ending on February 28, 2015. The graph assumes an investment of $100 on March 1, 2010 in the Corporation’s Common Shares.

The Named Executive Officers’ compensation is not based on performance of the Corporation’s stock price, and therefore the Named Executive Officers’ compensation may not directly compare to the trend shown above.

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended February 28, 2013, the fiscal year ended February 28, 2014 and the fiscal year ended February 28, 2015 for the Corporation’s Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28	Salary ($)		Option- based awards ($)(1)(2)	Non-equity incentive plan compensation ($)(4)(5)		All other compensation ($)	Total compensation ($)
Peter Allen President and Chief Executive Officer	2015	$365,196	(5)	$108,211	Nil		Nil	$473,407
	2014	$335,265	(5)	$205,326	Nil		$928	$541,519
	2013	$376,463	(5)	$64,465	$123,475		$5,523	$569,926
Russell Frederick Vice President, Finance and Chief Financial Officer	2015	$231,559	(5)	$75,747	Nil		$2,188	$309,494
	2014	$239,475	(5)	$159,155	Nil		$2,235	$400,866
	2013	$250,975	(5)	$48,349	$69,146		$1,843	$370,313
Erik Boch Vice President, Engineering and Chief Technology Officer	2015	$231,559	(5)	$75,747	Nil		Nil	$307,306
	2014	$239,475	(5)	$148,331	Nil		Nil	$387,806
	2013	$250,975	(5)	$51,297	$69,146		Nil	$371,418
Barry Dahan Executive Vice President, Global Sales	2015	$261,104	(6)	$32,463	$238,644	(3)	Nil	$532,212
	2014	$251,040	(6)	$70,885	$113,286	(3)	Nil	$435,211
	2013	$242,246	(6)	$48,488	$151,402	(3)	Nil	$442,136
David Farrar Vice President, Operations	2015	$231,559	(5)	$75,747	Nil		$4,377	$311,683
	2014	$239,475	(5)	$147,565	Nil		$4,471	$391,511
	2013	$250,975	(5)	$48,349	$69,146		$3,683	$372,153

(1)                             Option based award values are calculated at their fair market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a US generally accepted accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

(2)                                 Foreign currency is translated at the average rate for the 2015 fiscal year. CAD to USD is 0.8929 (1.1199).

(3)                                 Non-equity incentive plan compensation consists of sales commission.

(4)                                 Non-equity incentive plan compensation consists of a one-time bonus associated with acquisition of the Nokia Siemens Networks microwave transport business.

(5)                                 All compensation, with the exception of Mr. Dahan, is paid in CAD dollars. All compensation is translated at the average rate for the 2015 fiscal year, 2014 fiscal year and the 2013 fiscal year. The rates used were CAD to USD, 0.8929 (1.1199), CAD to USD, 0.9579 (1.0439), and CAD to USD, 1.0039 (0.9961), respectively.

(6)                                 Mr. Dahan’s compensation is paid in GBP. His compensation is translated at the average rate for the 2015 fiscal year, 2014 fiscal year and the 2013 fiscal year. The rates used were GBP to USD, 1.6319 (0.6128), GBP to USD, 1.5690 (0.6370), and GBP to USD, 1.5929 (0.6278), respectively.

Share-Based Awards

Description of the Share Based Compensation Plan

After a review of the Corporation’s compensation policies in May 2014, the Board of Directors recommended that shareholders approve the Share Based Compensation Plan which replaced the Sixth Amended and Restated Key Employee Stock Option Plan (the “Old Option Plan”). This recommendation was made to bring the Corporation’s compensation policies in line with trends in compensation practice, which includes a move away from stock options to other forms of equity-based compensation.

The following disclosure is a summary of the Share Based Compensation Plan and is qualified in its entirety by reference to the Share Based Compensation Plan, a copy of which is set out in Appendix B to the Management Information Circular dated May 23, 2014 of the Corporation and filed under the Corporation’s profile on SEDAR.  Capitalized terms used but not defined in the following disclosure shall have the meanings ascribed thereto in the Share Based Compensation Plan. The following is not a comprehensive discussion of all of the terms and conditions of the Share Based Compensation Plan. Readers are advised to review the full text of the Share Based Compensation Plan to fully understand all terms and conditions of the plan.

Subject to the adjustment provisions provided for in the Share Based Compensation Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to the Share Based Compensation Plan shall not exceed 10% of the issued and outstanding Common Shares, provided that the maximum number of Bonus Shares (as defined in the Share Based Compensation Plan) issued in any 12 month period shall not exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis). Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly. For purposes of calculating the available pool of Common Shares for awards under the Share Based Compensation Plan, Common Shares issuable upon the exercise of options granted under the Old Option Plan that are currently outstanding will not be available for grant. However, the following will not be counted in calculating the available pool of Common Shares:

(i)                                     Common Shares issued pursuant to the exercise of options granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

(ii)                                  Common Shares issued pursuant to the exercise of options granted under the Old Option Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

(iii)                               Common Shares issued pursuant to the settlement of vested awards, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan;

(iv)                              Bonus Shares (as defined in the Share Based Compensation Plan);

(v)                                 Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase pursuant to an option granted under the Share Based Compensation Plan, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan; and

(vi)                              Common Shares which by reason of the expiration without vesting of a performance based share unit (“PSU”), a RSU, or a deferred share unit (“DSU”), or by reason of the cancellation of a PSU, RSU or DSU are no longer subject to issuance, which shall be returned to the pool of Common Shares and may be made subject to additional awards granted pursuant to the Share Based Compensation Plan.

For purposes of the above, if an award entitles the holder to receive or purchase Common Shares, the number of Common Shares covered by such award or to which such award relates will be counted on the date of grant of such award against the aggregate number of Common Shares available for granting awards under the Share Based Compensation Plan.

Common Shares will not be deemed to have been issued pursuant to the Share Based Compensation Plan with respect to any portion of an award that is settled in cash.

The Share Based Compensation Plan includes provision for granting of PSUs, RSUs, DSUs, Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion.

As of the date of this Circular, options to purchase 1,026,482 Common Shares (representing approximately 1.36% of the issued and outstanding Common Shares at the date of this Circular) are outstanding under the Share Based Compensation Plan, 60,000 RSUs are outstanding under the Share Based Compensation Plan and 3,638,085 Common Shares (representing approximately 4.83% of the issued and outstanding Common Shares at the date of this Circular) are available for future grants under the Share Based Compensation Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Share Based Compensation Plan will increase accordingly.

All awards granted pursuant to the Share Based Compensation Plan will be subject to all statutory tax withholdings under applicable tax laws.

PSUs. PSUs are performance based share units which are granted to participants in the Share Based Compensation Plan based on either individual and corporate performance criteria, or a combination thereof. Performance objectives are established at the beginning of each fiscal year and the participant is awarded a number of share units based on measured performance against these objectives at the end of the year. The share units are paid out to the participant at some later date but no later than three years from the year in which the PSUs were granted. Subject to the terms of any applicable grant, non-vested PSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

The Corporation believes that PSUs will provide it with a transparent and objective tool for rewarding performance, while providing participants with a defined incentive award.

RSUs. RSUs are share units which are granted to participants which vest over time. RSUs may, at the discretion of the Board or the Compensation Committee, include performance objectives. The share units are paid out to the participant at some later date but no later than three years from the year in which the RSUs were granted. Subject to the terms of any applicable grant, non-vested RSUs are forfeited if the participant voluntarily leaves his or her employment with the Corporation.

DSUs. The Share Based Compensation Plan also makes provision for the use of DSUs as payment of directors’ fees. A DSU is a notional share that has the same value as one Common Share. Under the proposed plan, directors may choose, with the consent of the Corporation, and subject to restrictions and procedures imposed by applicable law, to take all or part of their fees in DSUs.

DSUs may be paid out to directors as Common Shares in the Corporation or in cash, at the discretion of the Board, when they retire from the Board. Subject to compliance with applicable tax laws, a retiring director may be able to defer the payment of such awards and decide to receive all or a portion of the cash payout the following year. The Corporation believes that the use of DSUs can have the advantage of encouraging higher levels of share ownership by the directors, thereby aligning their interests more closely with that of the Corporation while also preserving cash for the Corporation.

Bonus Shares. The Share Based Compensation Plan permits Common Shares to be issued as a discretionary bonus to participants. The maximum number of Common Shares issued as Bonus Shares in any 12 month period cannot exceed 1.0% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis).

Administration. Under the Share Based Compensation Plan, the Board may, at any time, appoint a committee to, among other things, interpret, administer and implement the Share Based Compensation Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Share Based Compensation Plan. The Compensation Committee administers the Share Based Compensation Plan.

Eligible Persons. Under the Share Based Compensation Plan, awards may be granted to any Non-Employee Director, Officer, Employee or Consultant (all as defined in the Share Based Compensation Plan), or any of its Related Entities (as defined in the Share Based Compensation Plan). As used in this summary and the Share Based Compensation Plan, a participant is an eligible person to whom an award has been granted under the Share Based Compensation Plan. With regard to options granted to participants who are subject to the tax rules imposed by the United States Internal Revenue Code of 1986, as amended (the “IRC”), the options may be either “incentive stock options” (as defined in Section 422 of the IRC or “nonstatutory stock options.” Under the IRC, the maximum number of options which can first become eligible to be exercised in any calendar year is limited to U.S. $100,000 (based on the fair market value of the Common Shares on the date of grant). Any amount in excess of this figure will be nonstatutory stock options.

Exercise Price of Options. The exercise price per Common Share for options is fixed by the Compensation Committee but under no circumstances can the exercise price at the time of the grant be less than the fair market value of the Common Shares determined in accordance with the terms of the Share Based Compensation Plan. The exercise price of “incentive stock options” (as defined in Section 422 of the IRC) granted to shareholders owning 10% or more of the Corporation must equal 110% of the fair market value of the Common Shares on the date of grant.

Term of Options. Subject to certain extensions in the case of a blackout period, the term of options granted will be determined by the Board or the Compensation Committee and specified in the option agreement pursuant to which such option is granted, provided that the date cannot be the earlier of: (i) the date which is the 10th anniversary of the date on which such option is granted; and (ii) the last date permitted under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject. Any “incentive stock option” (as defined in Section 422 of the IRC) granted to a 10% shareholder in the preceding paragraph may have a maximum term of only five years.

If the term of any options granted pursuant to the Share Based Compensation Plan is scheduled to expire: (i) at a time when the holder of the option is subject to restrictions on trading of securities of the Corporation under a trading “blackout” established by the Corporation (pursuant to the disclosure policy of the Corporation then in effect or otherwise) or pursuant to any lock-up agreement or other similar trading restriction (a “Blackout Period”); or (ii) within ten business days after the termination of a Blackout Period, the terms of the option will, notwithstanding the scheduled expiry date of the term of such Option, expire as of the date that is ten business days following the end of the applicable Blackout Period (the “Revised Expiry Date”) and shall continue to be exercisable, convertible or otherwise remain outstanding for the benefit of the holder, as applicable, at any time up to the applicable time on the Revised Expiry Date.

Limit on Incentive Stock Option Awards. The maximum number of Common Shares issuable upon the exercise of “incentive stock options” (as defined in Section 422 of the IRC) under the Share Based Compensation Plan is 2,100,000.

Vesting of PSUs and RSUs. The Board or the Compensation Committee may determine the vesting schedule of any PSU or RSU at the time of grant. PSUs vest based on performance criteria as determined by the Board or Compensation Committee. RSUs generally vest in three annual increments. Subject to the terms of any applicable grant in the event that the participant terminates employment with the Corporation or its subsidiaries by reason of Eligible Retirement (as defined in the Share Based Compensation Plan), death or total disability (as determined by the Compensation Committee in good faith) (each an “Accelerated Vesting Event”), the non-vested PSU or RSU will: (i) in the case of Eligible Retirement or death being the Accelerated Vesting Event, immediately become 100% vested, or (ii) in the case of total disability being the Accelerated Vesting Event, vest on the sixtieth (60th) day following the participant’s termination.

Subject to the terms of any applicable grant if the participant terminates employment with the Corporation and its subsidiaries for any reason other than such Eligible Retirement, total disability or death or termination without cause, any non-vested PSUs and/or RSUs granted thereunder will be immediately cancelled without liability or compensation therefor and be of no further force and effect. For clarity, where the participant voluntarily terminates his/her employment with the Corporation or is otherwise terminated by the Corporation for cause, all non-vested PSUs and RSUs of the participant shall be immediately cancelled without compensation or liability therefor and be of no further force and effect.

In the case of termination without cause, all unvested PSUs and RSUs immediately become 100% vested on the termination date.

Settlement of Vested Units. Payment to the participant in respect of vested RSUs or PSUs will be as soon as practicable following the date on which the RSUs or PSUs become vested; provided that the settlement date shall not be later than the third anniversary of the date of grant and all payments in respect of vested units in the participant’s notional account maintained by the Corporation shall be paid in full on or before December 31 of the same calendar year.

Vesting of DSUs. Subject to the vesting provisions otherwise stipulated by the Board or the Compensation Committee, where a participant is terminated for cause or where a non-employee director resigns or is otherwise removed as a result of losing his/her eligibility to serve on the Board due to an order by a regulatory body or stock exchange or for culpable conduct as determined by the Compensation Committee, all unvested DSUs in the participant’s notional account maintained by the Corporation shall be immediately cancelled without liability or compensation therefor and be of no further force and effect (unless otherwise determined by the Compensation Committee).

Assignability. Awards granted under the Share Based Compensation Plan are non-transferable and non-assignable to anyone other than to the estate of a participant in the event of death and then only in accordance with the terms of the Share Based Compensation Plan.

Termination Provisions.  Subject to the terms of the Share Based Compensation Plan and any particular award granted under such plan, the following table describes the impact of certain events upon the rights of holders under the Share Based Compensation Plan. See also the discussion above under “Vesting of PSUs and RSUs” and “Vesting of DSUs”.

Event	Effect on Award
Termination without cause of an Employee, Officer, or Non-Employee Director	Any options held at the date of the event shall be exercisable until the earlier of 30 days after the date of the event and the date on which the particular option otherwise expires.
Eligible Retirement	Vested options may be exercised until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.
Death of an Employee, Non-Employee Director or Consultant

Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.

Any vested option shall expire upon the earlier of the expiry date of the award or 120 days after the date of the event.

Disability of an Employee, Officer, or Non-Employee Director

Any non-vested portion of any outstanding award shall immediately terminate and no further vesting shall occur.

Any vested option shall expire upon the earlier of the expiry date of the award or 30 days after the date of the event.

Termination for cause of an Employee, Officer or Non-Employee Director	Any non-vested award granted outstanding on date of the event and all rights thereunder shall terminate and no further vesting shall occur.
Resignation of an Employee or Officer	Any options held that are exercisable at the date of the event shall be exercisable until the earlier of 30 days after the date of the event or the date on which the option otherwise expires.
Termination for cause, breach of fiduciary duty or for retirement which is not Eligible Retirement

Any options held at the event date, whether or not exercisable on the date of the event, immediately expire and are cancelled on such date at a time determined by the Granting Authority, in its sole discretion.

Procedure for Amending. The Share Based Compensation Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining any necessary approval of any applicable regulatory authority including, any rules imposed by any stock exchange or other quotation system upon which the Common Shares are traded, and to the extent otherwise imposed by applicable law and/or the rules of such stock exchange or other quotation system, and such amendment, alteration, or discontinuance shall be subject to the approval of the shareholders in accordance with the rules, regulations and policies of any applicable stock exchange at a duly constituted meeting of shareholders of the Corporation. In addition to the extent necessary or desirable to comply with applicable law or any rules imposed by any stock exchange or quotation system upon which the Common Shares are traded, the Share Based Compensation Plan shall be subject to the re-approval of shareholders of the Corporation pursuant to a duly authorized meeting of shareholders held no later than June 20, 2024.

Other Material Information. Appropriate adjustments to the Share Based Compensation Plan and to awards granted thereunder will be made by the Corporation to give effect to adjustments in the number and type of Common Shares (or other securities or other property) resulting from subdivisions, consolidations, substitutions, or reclassifications of Common Shares, payment of share dividends or other prescribed changes in the Corporation’s capital. In the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results in a Change of Control, the Board or the Compensation Committee may, subject to the terms of any applicable grant, take any action with respect to outstanding awards that it deems necessary or desirable, including the acceleration of any vesting provisions.

The Share Based Compensation Plan does not limit participation by insiders or provide for a maximum number of shares that may be issued to any one participant in the Share Based Compensation Plan.

Description of the Old Option Plan

Since the approval of the Share Based Compensation Plan at the annual general and special meeting of shareholders held on June 20, 2014, no further options have been granted under the Old Option Plan but the options granted under the Old Option Plan will continue to be governed by the terms of the Old Option Plan. As of the date of this Circular, options to purchase 2,806,010 Common Shares (representing approximately 3.73% of the issued and outstanding Common Shares at the date of this Circular) are outstanding under the Old Option Plan. No future grants will be made under the Old Option Plan.

The Old Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its related entities (which includes any individual or company that controls or is controlled by the Corporation, or that is controlled by the same person or company that controls the Corporation), and to advance the Corporation’s interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

The Old Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the “Plan Administrator”).

Under the Old Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

No option granted under the Old Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Old Option Plan, in accordance with the terms of the option. The Old Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant’s service “without cause” or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant’s services “for cause”, or by reason of the breach of the participant’s fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

If an option expires (other than an expiry by reason of the termination of the participant’s services “for cause”, or by reason of the breach of the participant’s fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation’s insider trading policy, as in effect from time to time (a “Black Out Period”), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

In the event of a “Corporate Event” (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the “Acquirer”); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A “Corporate Event” is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

The Old Option Plan contains additional restrictions that are only applicable to options which are characterized as “incentive stock options” for the purposes of the IRC. In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA).

Amendments to the Old Option Plan generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the Old Option Plan may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the Old Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Old Option Plan or to correct or supplement any provision of the Old Option Plan that is inconsistent with any other provision of the Old Option Plan; (b) suspension or termination of the Old Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Old Option Plan; (e) any amendment to the definition of “Consultant”, “Officer”, “Director” or “Employee” therein or otherwise relating to the eligibility of any service provider of the Corporation or a related entity to receive an award under the Old Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Old Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (i) amendments to permit options granted under the Old Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the IRC; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments of the Old Option Plan: (i) amendments to the number of Common Shares issuable under the Old Option Plan, including an increase to a maximum percentage of Common Shares or a change from a maximum percentage of Common Shares to a fixed maximum number of Common Shares; (ii) amendments to the limitations on grants of options to Non-Executive Directors; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Old Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, subsections (i) to (vi) shall prevail to the extent of the conflict. Further, except in certain limited circumstances, in no event may the Board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2015

The following table sets forth all unexercised options outstanding as of February 28, 2015 for each Named Executive Officer.

	Option-Based Awards				Share-Based Awards
Name of Executive Officer	Number of Common Shares underlying unexercised options	Option exercise price (CAD$)	Option expiration date	Aggregate value of unexercised in-the-money options as at February 28, 2015 (US $)(1)(2)	Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2015 ($)(1)(2)
Peter Allen	120,000	$1.21	November 19, 2018	Nil	Nil	Nil
	35,000	$2.07	October 9, 2018
	100,000	$2.15	July 21, 2019
	70,000	$2.24	May 8, 2018
	40,000	$2.94	July 11, 2017
	53,000	$6.04	June 15, 2015
	50,000	$6.77	May 11, 2016
Russell Frederick	70,000	$1.21	November 19, 2018	Nil	2,314	$2,054
	45,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016
Erik Boch	70,000	$1.21	November 19, 2018	Nil	Nil	Nil
	35,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	500	$2.73	September 18, 2017
	1,500	$2.73	October 31, 2017
	500	$2.93	June 27, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016
Barry Dahan	35,000	$1.21	November 19, 2018	Nil	Nil	Nil
	15,000	$2.07	October 9, 2018
	30,000	$2.15	July 21, 2019
	25,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	125,000	$9.36	April 5, 2015
Dave Farrar	70,000	$1.21	November 19, 2018	Nil	4,628	$4,107
	35,000	$2.07	October 9, 2018
	70,000	$2.15	July 21, 2019
	50,000	$2.24	May 8, 2018
	30,000	$2.94	July 11, 2017
	25,000	$6.04	June 15, 2015
	35,000	$6.77	May 11, 2016

(1)                                 The closing market price of the Common Shares on the TSX on February 28, 2015 was CAD$1.11 per Common Share.

(2)                                 Foreign currency is translated at the closing rate for the 2015 fiscal year. CAD to USD is 0.7995 (1.2508).

Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2015

The following table sets forth the value vested or earned by the Named Executive Officers under the Corporation’s equity and non-equity incentive plans.

Name of Executive Officer	Option-based awards — Value vested during the year ended February 28, 2015 ($)(1)(2)	Share-based awards — Value vested during the year ended February 28, 2015 ($)	Non-equity incentive plan compensation — Value earned during the year ended February 28, 2015 ($)
Peter Allen	$12,039	Nil	Nil
Russell Frederick	$7,050	$2,188	Nil
Erik Boch	$7,050	Nil	Nil
Barry Dahan	$3,525	Nil	$238,644	(3)
Dave Farrar	$7,050	$4,377	Nil

(1)                                 Represents the aggregate dollar value that would have been realized had the options under the option-based award been exercised on the vesting date. Calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options under the option-based award.

(2)                                 Foreign currency is translated at the average rate for the 2015 fiscal year. CAD to USD is 0.8929 (1.1199).

(3)                                 Mr. Dahan was paid $238,644 in sales commission in fiscal year 2015.

ESPP

The ESPP was established on July 17, 2008 (the “Effective Date”) following approval of the ESPP at the Corporation’s 2008 annual and special meeting of shareholders.

The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

Pursuant to the ESPP, 500,000 Common Shares (approximately 0.66% of the 75,305,768 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant’s option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant’s basic compensation, and a maximum of ten percent (10%) of the participant’s basic compensation. The contributions are made through payroll deductions at the end of each employee’s bi-weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant’s contribution to the Administrator (as such term is defined in the ESPP).

On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the “Participant Shares”). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

The Corporation matches a portion of each employee’s participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the “Matching Shares”) equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant’s account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested Matching Shares in the participant’s account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant’s account are distributed to such participant’s estate in accordance with the instructions of such participant’s legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant’s estate.

The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation’s previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or “housekeeping” nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of “Employee” in the ESPP; (f) any amendment to the definition of “Subsidiary” in the ESPP and the consequential amendments to Appendix “B” of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP;

(j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of Common Shares issuable under the ESPP, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Termination and Change of Control Benefits

The following table describes, as at February 28, 2015, the entitlements (other than option entitlements) which would be received by each Named Executive Officer (a) if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement; or (b) upon the occurrence of a change of control.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change of Control
Peter Allen	90 days notice required(1)	Nil	2 years salary, benefits & eligible bonus	Nil	Nil
Russell Frederick	14 days notice required(2)	Nil	1 year salary, benefits & eligible bonus	Nil	Nil
Erik Boch	30 days notice required(3)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil
Dave Farrar	30 days notice required(3)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil
Barry Dahan	3 months notice required	Nil	13 weeks, no benefits	Nil	Nil

(1)                                 Upon a voluntary resignation, the Corporation may decide to pay out the 90 day notice period in lieu of having a 90 day period of working notice.

(2)                                 Upon a voluntary resignation, the Corporation may decide to pay out the 14 day notice period in lieu of having a 14 day period of working notice.

(3)                                Upon a voluntary resignation, the Corporation may decide to pay out the 30 day notice period in lieu of having a 30 day period of working notice.

The following table describes, as at February 28, 2015, option entitlements which would be received by each Named Executive Officer (a) if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement; or (b) upon the occurrence of a change of control, regardless of whether the Named Executive Officer is terminated following, or in connection with, such change of control.

Name of Executive Officer	Resignation(1)	Termination with Just Cause	Termination without Just Cause(1)	Retirement	Change in Control(2)
Peter Allen	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options
Russell Frederick	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options
Erik Boch	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options
Dave Farrar	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options
Barry Dahan	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Vesting of outstanding options is at the discretion of the Board

(1)                                 Pursuant to the terms of the Old Option Plan or the Share Based Compensation Plan, as applicable, if the holder of the unexercised options is subject to the Insider Trading Policy of the Corporation, and the applicable options expire, terminate or are cancelled within or immediately after a black out period during which the holder is prohibited from exercising the options, the holder may elect for the term of such options to be extended to the date which is ten (10) business days after the last day of the black out period; provided, that the expiration date so extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

(2)                                 Vesting of options for Named Executive Officers under a change of control is subject to the terms of the applicable employment agreement or option grant. Where the employment agreement or option grant does not address vesting upon a change of control, vesting is at the discretion of the Board in accordance with the terms of the plan pursuant to which the option was granted.

Note: Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a related entity for so long as the Named Executive Officer continues to be a consultant, officer, director or employee of the Corporation or a related entity.

Director Compensation

Information with respect to the compensation of the Corporation’s directors is set forth above under “Compensation of Directors”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the Old Option Plan, the Share Based Compensation Plan and the ESPP as at February 28, 2015:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	4,290,770	CAD$	3.07	3,738,312
Old Option Plan	2,961,311	CAD$	3.05	Nil
Share Based Compensation Plan	1,104,276	CAD$	3.05	3,463,495
Employee Share Purchase Plan	225,183	CAD$	3.51	274,817
Equity compensation plans not approved by security holders	N/A		N/A	N/A

(1)                                 The only equity compensation plans currently approved by security holders as of the date of this Circular are the Old Option Plan, the Share Based Compensation Plan and the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation’s business and the Board’s affairs. National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “National Instrument”) promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

The Board is responsible for managing the business and affairs of the Corporation. It is the Board’s belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of four directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board, assuming the election of the director nominees of management, provides a mix of skills and experience to guide the strategy and operations of the Corporation, which the board considers important considering the increasingly global nature of the Corporation’s stakeholders.

The Board has concluded that three of the four current directors (namely Cesar Cesaratto, Claude Haw and Lori O’Neill) are “independent” within the meaning of the National Instrument and NASDAQ rules. The definitions of “independence” in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be expected to interfere with the exercise of that director’s independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer.

The Board determines, on an annual basis, whether Board members are “independent” within the meaning of the National Instrument and NASDAQ rules. On May 12, 2015, the Board undertook its annual determination of the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. If all of management’s nominees are elected at the Meeting, three of the five directors (namely Cesar Cesaratto, Claude Haw and Lori O’Neill) will be “independent”

within the meaning of the National Instrument and NASDAQ rules. Peter Allen and Russell Frederick are not “independent” as a result of being executive officers of the Corporation. The Board believes that the extensive knowledge of the Corporation’s business and industry brought to the Corporation by Mr. Allen and Mr. Frederick are beneficial to the other directors and contributes to the effectiveness of the Board.

The following is a list of those management nominees for election as directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market
Claude Haw	Edgewater Wireless Systems Inc.	TSX-V
Cesar Cesaratto	Applied Micro Circuits Corporation	NASDAQ-GS

At each Board meeting, the “independent” directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation’s management, a process intended to facilitate open and candid discussion among the “independent” directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any “independent” director deems it necessary. For the period of March 1, 2014 through February 28, 2015 the Board met in person on five occasions and conducted two formal in camera sessions.

Claude Haw, an “independent” director, serves as the Board’s Chair. In addition to chairing all Board meetings, the Chair’s role is to facilitate and chair discussions among the Corporation’s “independent” directors, facilitate communication between the “independent” directors and the Corporation’s management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair’s responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation’s management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the Disclosure Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Majority Voting for Directors

The Board believes that each of its members should have the confidence and support of the Corporation’s shareholders. On May 2, 2012, as recommended by the Nominating and Governance Committee, the Board adopted a majority voting policy for the election of directors at the Meeting. This policy provides that in an uncontested election, any nominee for director who receives more “withheld” votes than “for” votes will tender his or her resignation to the Board, effective on acceptance by the Board. The Board will refer the resignation to the Nominating and Governance Committee for consideration. The Board will promptly accept the resignation unless the Nominating and Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting.

Mandate of the Board

On February 23, 2007, the Board adopted a written mandate of directors’ duties and responsibilities. A copy of the Corporation’s Mandate for the Board of Directors is attached to this Circular as Schedule “A” and is also available on the Corporation’s website at www.dragonwaveinc.com.

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Disclosure Committee and the Strategy Committee to assist the Board in efficiently carrying out its responsibilities. The Board does not currently have an executive committee.

Audit Committee

The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation’s Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation’s financial reporting procedures, internal controls and the performance of the Corporation’s external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation’s external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be “independent” within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Audit Committee is currently comprised of three “independent” directors: Lori O’Neill (Committee Chair), Claude Haw and Cesar Cesaratto, each of whom is “independent”, including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and each of Lori O’Neill and Claude Haw is an “audit committee financial expert”, as defined by U.S. Securities and Exchange Commission rules.

Additional information relating to the Audit Committee, as required pursuant to N1 52-110, may be found in the Corporation’s Annual Information Form for the year ended February 28, 2015 (the “AIF”) (see “Article 15 — Audit Committee” in the AIF and Schedule 15.1 to the AIF which sets forth a copy of the Audit Committee Charter). A copy of the AIF may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada. A copy of the Corporation’s Audit Committee Charter is also available on the Corporation’s website at www.dragonwaveinc.com.

Compensation Committee

The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Corporation’s equity compensation plans and management succession strategy. Each of the Compensation Committee members must be “independent” within the meaning of the National Instrument and NASDAQ rules.

The Compensation Committee is currently composed of two “independent” directors: Cesar Cesaratto (Committee Chair), Claude Haw. Following the Meeting, the Board will determine an appropriate member of the Board to join the Compensation Committee.

The members of the Compensation Committee have direct experience with matters related to compensation policies and practices. Mr. Haw, in particular, has been a member of the Compensation Committee since November 2003, and has been directly involved with compensation matters as a member of the compensation committees of Meriton Networks Corporation from 2000 to 2008. He has also served as a member of the compensation committee for Accedian and Teradici Corporation.

The members of the Compensation Committee have a breadth and depth of experience with both public and private companies that enables them to make decisions on the suitability of our compensation policies and practices. As noted above in their respective biographies, each member of the Compensation Committee has held executive positions with entities in the technology sector and each is well-positioned to make determinations with respect to the compensation policies and practices of the Corporation. Moreover, if the Compensation Committee determines that additional information is required in order to make a decision with respect to any compensation policy or practice, the Compensation Committee has the authority to engage external consultants at the expense of the Corporation.

The Compensation Committee meets a minimum of twice every year and after each meeting reports to the Board the results of its activities and any reviews undertaken. The Compensation Committee makes recommendations to the Board as deemed appropriate. See “Compensation Discussion and Analysis — Overview” for information with respect to the responsibilities of the Compensation Committee.

Nominating and Governance Committee

Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board’s oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2015. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation.

The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election based upon the Nominating and Governance Committee’s consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations. During the first quarter of fiscal 2015, the Nominating and Governance Committee reviewed and discussed the background, qualifications, industry experience, public company experience, diversity and existing relationship with DragonWave of several potential nominees for director of the Corporation. The Nominating and Governance Committee also considered diversity issues and how the skill set of each candidate would complement the skill set of the other directors.  In May 2015, the Nominating and Governance Committee recommended that Russell Frederick be put forward as a nominee for director of the Corporation in view of his background and qualifications, his history of serving effectively as a director of the Corporation, his extensive knowledge of the industry and the Corporation, and the desirability of maintaining a Board consisting of at least five directors. The Nominating and Governance Committee is also actively considering further independent nominees for the Board.

The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision-making and reports to the full Board on any resulting recommendations.

The Nominating and Governance Committee also reviews the Corporation’s Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code. On May 2, 2012, the Nominating and Governance Committee recommended that the Board adopt amendments to the Corporation’s Insider Trading Policy to restrict the purchase of certain financial instruments by directors, officers and employees of the Corporation.

Each of the Nominating and Governance Committee members must be “independent” within the meaning of the National Instrument and NASDAQ rules. The Nominating and Governance Committee is currently composed of three “independent” directors: Claude Haw (Committee Chair), Cesar Cesaratto and Lori O’Neill.

The full Board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

A copy of the Corporation’s Nominating and Governance Committee Charter is available on the Corporation’s website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Strategy Committee

The mandate of the Board provides that the Board is responsible for monitoring the Corporation’s progress in achieving its goals and objectives and for the Corporation’s direction in response to changing circumstances. In January 2013, the Board determined to form the Strategy Committee to assist the Board as a whole in this function and specifically to investigate, review, consider and advise the Board in relation to the Corporation’s strategy. The mandate of the Strategy Committee provides that the committee is to be comprised of at least three independent directors and, prior to the resignation of Mr. Pons effective April 14, 2015, the Strategy Committee was comprised of Claude Haw (Chair), Cesar Cesaratto and Robert Pons. Following the Meeting, the Board will consider an appropriate member of the Board to join the Strategy Committee. The Board as a whole comprehensively reviewed the Corporation’s business strategy most recently in November 2012. This review process will continue in the context of the Strategy Committee. The Strategy Committee meets at least once each quarter.

Disclosure Committee

The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Corporation’s disclosure practices and generally regulate the manner in which the Corporation and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation’s Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed in February 2007 and meets periodically on an as-needed basis throughout the year.

A copy of the Corporation’s Disclosure Committee Charter and Disclosure Policy is available on the Corporation’s website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Strategy Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

Term Limits and Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal.  The Nominating and Governance Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate. The Nominating and Governance Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation’s projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation.

Diversity and Inclusion

At least every two years, the Nominating and Governance Committee conducts a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2015. As part of this review process, the Board also discussed and considered the constitution of the Board and the committees of the Board, including board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation. Although the Corporation does not currently have a written policy relating to the identification and nomination of women directors, and does not have specific targets with respect to the representation of women on its Board or in executive officer positions based on any particular personal experience or characteristic, including gender, the review conducted by the Nominating and Governance Committee and the Board discussion concerning the diversity of directors and the skills and experience relevant to the Corporation included considerations related to the gender representation on the Board and at the executive level. The Corporation focuses on choosing the most appropriate candidate for each position having regard to the experience, skillset, educational background, gender, ethnicity and other personal characteristics of both the candidate and, as applicable, the Board and management team as a whole. Currently, one of four members of the Board (or 25%) is a woman, being Lori O’Neill, who also serves as Chair of our Audit Committee.

With respect to executive roles, the Corporation is sensitive to the value of having representation of women, as well as other underrepresented groups.  Disclosure rules define an “executive officer” to include a vice-president in charge of a principal business unit, division or function, or a person performing a policy-making function for the issuer.  Based on this limited definition, the Corporation only has seven executive officers.  As a result, none (zero percent) of the Corporation’s “executive officers” are women. However, the Corporation has a number of members of management who are integral to our organization, including Ruth Bengough, our Assistant Vice President, Finance and Controller. Our Corporate Secretary and long-standing corporate counsel to the Corporation, Andrea Johnson, is also a woman and serves in a board advisory capacity. The Corporation has not adopted a target regarding the number of women in executive officer positions, as the Board and management are confident that women will continue to progress in our organization over time.

Orientation and Continuing Education

Pursuant to the Corporation’s Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation’s external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation’s senior management, also permit new directors to rapidly familiarize themselves with the Corporation’s operations and history.

Ethical Business Conduct

The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the “Code of Conduct”) which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee or to a third-party engaged by the Corporation. In 2011, the Corporation enhanced the independence and accessibility of the process related to reporting any possible violations of applicable laws, rules or regulations or the Code of Conduct, by engaging a third-party intake service provider, EthicsPoint, to run a web and phone-based ethics helpline. Web-based reports are routed initially to EthicsPoints. The reports are then forwarded to the Audit Committee for review and investigation. Reports made through the toll-free numbers provided by EthicsPoint are answered by EthicsPoint and then forwarded to the Audit Committee, all in accordance with the Corporation’s Whistleblower Policy. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation’s website at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation’s securities, particularly when in possession of material information concerning the Corporation and its affairs that has not been generally disclosed to the public. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders. As noted above, the Insider Trading Policy was amended by the Board on May 2, 2012.

Compensation

The Board, acting on the recommendations of the Compensation Committee which is composed entirely of “independent” directors, reviews the adequacy of management’s and the directors’ compensation, as determined based on reviews of the competitive marketplace, to ensure that such compensation is current and reflective of the roles of each director. Additional disclosure relating to compensation matters is found above under “Information on Executive Compensation” and “Board Committees — Compensation Committee”.

Assessment

In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfillment of the Mandate for the Board and otherwise performing his or her duties at the highest level. As noted above, the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2015.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company, for which the Corporation is required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, the Corporation. The following item is not material to the Corporation and is only disclosed in the interest of providing full information about the Corporation.

Renaissance Repair and Supply

Renaissance Repair and Supply (“Renaissance”), a private company, provides repair services to the Corporation from its repair facility located in Kanata, Ontario. One of our directors, Cesar Cesaratto, is the Chairman of the board of directors of Renaissance. We believe that the repair services have been provided on terms that reflect fair market terms and payment provisions at the times that the repair services were provided and payment was made.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 22, 2016 to be considered for inclusion in next year’s Management Proxy Circular for the purposes of the Corporation’s next annual meeting of shareholders.

ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for the year ended February 28, 2015. Additional information regarding the Corporation may be found in the Corporation’s AIF for the year ended February 28, 2015. Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation’s financial statements and management’s discussion and analysis for the year ended February 28, 2015, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation’s head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation’s website at www.dragonwaveinc.com.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 14th day of May, 2015.

Russell Frederick
Chief Financial Officer and Vice President, Finance

SCHEDULE “A”

MANDATE FOR THE DIRECTORS OF

DRAGONWAVE INC.

1.                                      Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of DragonWave Inc. (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.                                      Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board. The chairman of the Board and a majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) and the rules of any stock exchange or market on which the Corporation’s shares are listed or posted for trading (collectively, “Applicable Governance Rules”). In this Mandate, the term “independent” includes the meanings given to similar terms by Applicable Governance Rules, including the terms “non-executive”, “outside” and “unrelated” to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this Mandate.

3.                                      Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)                                 Legal Requirements

(i)                                     The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)                                  The Board has the statutory responsibility to, among other things:

A.                                    manage, or supervise the management of, the business and affairs of the Corporation;

B.                                    act honestly and in good faith with a view to the best interests of the Corporation;

C.                                    declare conflicts of interest, real or perceived;

D.                                    exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

E.                                     act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)                               The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.                                    any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.                                    the filling of a vacancy among the directors or in the office of auditor and the appointment or removal of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.                                    the issue of securities except as authorized by the Board;

D.                                    the declaration of dividends;

E.                                     the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.                                      the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.                                    the approval of a management proxy circular;

H.                                   the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.                                        the approval of an amalgamation of the Corporation;

J.                                        the approval of an amendment to the articles of the Corporation;

K.                                   the approval of annual financial statements of the Corporation; and

L.                                     the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)                                 Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)                                  Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)                                 Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)                                     appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)                                  with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)                               provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)                              develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)                                 approve the appointment of all corporate officers;

(vi)                              consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)                           consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)                        ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)                                  Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

(f)                                   Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)                                     ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)                                  approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)                               ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)                              ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)                                 developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

(vi)                              examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)                                  Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)                                     ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)                                  ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)                               ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)                              ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)                                 reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)                                 Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)                                     monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)                                  considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)                               reviewing and approving material transactions involving the Corporation;

(iv)                              ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)                                 assessing the individual performance of each Director and the collective performance of the Board; and

(vi)                              overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.                                      Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.                                      Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)                                 Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)                                 Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)                                  Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)                                 Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)                                  Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)                                   Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)                                  Evaluating Board Performance

The Board, in conjunction with the Nominating and Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.                                      Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.                                      Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent directors should meet separately from non-independent directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent directors consider appropriate to ensure that the Board functions in an independent manner.

8.                                      Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.                                      Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.                               Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Governance Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009